NO ACT
P.E 6-4-02
1-14212

June 19, 2002

RESPONSE OF THE OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Act 1933
Section 3(a)(10)
Rule
Public Availability 6/19/2002

Re: Ashanti Goldfields Company Limited. (the "Company")
Incoming letter dated June 4, 2002

Based on the facts presented, the Division will not recommend any enforcement action to the Commission, in reliance on your opinion of counsel that the exemption provided by Section 3(a)(10) of the Securities Act is available, Newco issues New Exchangeable Notes, and the Company issues new Company shares, in exchange for the Existing Notes, as described in your letter, without registration under the Securities Act.

In reaching this position, we particularly note your representations that:

- the Cayman Court will hold a hearing on the petition seeking sanctioning of the Scheme of Arrangement in accordance with the law of the Cayman Islands;
- each Holder will receive notice of the Court Hearing and will have an opportunity to be heard at the Court Hearing;
- the Cayman Court will determine that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve the Scheme of Arrangement, and will determine that the Scheme of Arrangement is fair to the Holders; and
- the Cayman Court has been advised that, if the Scheme of Arrangement is sanctioned, the New Exchangeable Notes and Company Shares to be issued in the exchange will not be required to be registered under the Securities Act by virtue of the Cayman Court's approval.

The Division's views on resales of the securities to be issued in the Scheme of Arrangement are as follows:

- persons who are not affiliates of Newco or the Company at the time the Scheme of Arrangement is submitted for Holder approval or after the Scheme of Arrangement is completed may resell their New Exchangeable

Notes and Company Shares received in the exchange without regard to Rule 144 or Rule 145(c) and (d);

- persons who are affiliates of Newco or the Company at the time the Scheme of Arrangement is submitted for approval, but not after the Scheme of Arrangement is completed, are persons described in Rule 145(c) and may resell their New Exchangeable Notes and Company Shares received in the Scheme of Arrangement pursuant to Rule 145(d)(1) without regard to the holding period required by Rule 144(d). In computing the periods used in Rule 145(d)(2) or (3), however, such persons may not take into account the periods during which they held the Existing Notes; and

- persons who are affiliates of Newco or the Company after the Scheme of Arrangement is completed may resell their New Exchangeable Notes and Company Shares received in the Scheme of Arrangement in the manner permitted by Rule 145(d)(1).

We note that you have not requested a no-action position regarding, and we express no view as to, the availability of an exemption from Securities Act registration for future exchanges of New Exchangeable Notes for Company Shares.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Cecilia D. Blye

Cecilia D. Blye
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 4-2

June 19, 2002

Mark L. Weissler, Partner
Milkbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005-1413

RE: Ashanti Goldfields Company Limited

Dear Mr. Weissler:

In regard to your letter of June 4, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA

NEW YORK, N.Y. 10005-1413

212-530-5000

FAX: 212-530-5219

LOS ANGELES
213-892-4000
FAX: 213-629-5063

PALO ALTO
650-739-7000
FAX: 650-739-7100

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-207-448-3000
FAX: 44-207-448-3029

TOKYO
813-3504-1050
FAX: 813-3595-2790

HONG KONG
852-2971-4888
FAX: 852-2840-0792

SINGAPORE
65-428-2400
FAX: 65-428-2500

June 4, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Cecilia D. Blye, Esq.

Re: Ashanti Goldfields Company Limited
Exemption from Registration under Section 3(a)(10) of the Securities Act of 1933

Dear Ms. Blye:

As discussed, enclosed for filing on behalf of Ashanti Goldfields Company Limited, Ashanti Capital Limited ("Ashanti Capital") and Ashanti Capital (Second) Limited, a wholly-owned subsidiary of Ashanti, is one original and seven copies of each of the following documents:

1. A revised letter from Milbank, Tweed, Hadley & McCloy LLP ("Milbank Tweed"), dated June 4, 2002, requesting exemption from registration under Section 3(a)(10) of the Securities Act of 1933 (the "Milbank Letter"), reflecting changes we discussed and that you orally signed off on;

2. A copy of the Milbank Letter marked to showing changes against the previous letter filed by Milbank Tweed with the Securities Exchange Commission ("SEC") on March 6, 2002;

3. A revised opinion of counsel of Maples and Calder, Cayman Islands counsel to Ashanti Capital, dated May 28, 2002; and

4. A copy of the opinion of counsel of Maples and Calder filed with the SEC on March 6, 2002.

Should you have any questions or require additional information, please feel free to call (collect) the undersigned at (212) 530-5446. Thank you very much for your cooperation and consideration in this matter.

Very truly yours,

Mark L. Weissler

MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA

NEW YORK, N.Y. 10005-1413

212-530-5000

FAX: 212-530-5219

LOS ANGELES
213-892-4000
FAX: 213-629-5063

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-171-448-3000
FAX: 44-171-448-3029

MOSCOW
7-501-258-5015
FAX: 7-501-258-5014

TOKYO
813-3504-1050
FAX: 813-3595-2790

HONG KONG
852-2971-4888
FAX: 852-2840-0792

SINGAPORE
65-428-2400
FAX: 65-428-2500

MARK L. WEISSLER
PARTNER
DIRECT DIAL NUMBER
(212) 530-5446

June 4, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Ashanti Goldfields Company Limited
Exemption from Registration under Section 3(a)(10) of the Securities Act of 1933

Ladies and Gentlemen:

We are writing this letter on behalf of Ashanti Goldfields Company Limited ("Ashanti"), Ashanti Capital Limited ("Ashanti Capital") and Ashanti Capital (Second) Limited, a wholly-owned subsidiary of Ashanti ("Newco"). We are seeking confirmation that the Division of Corporation Finance (the "Division") will not recommend enforcement action if, in connection with the Proposed Restructuring (as defined and described herein), (a) Ashanti issues new Ashanti Shares (as defined herein) and (b) Newco issues 7.95% Exchangeable Guaranteed Notes due June 30, 2008 to be guaranteed by Ashanti (the "New Exchangeable Notes"), in exchange for 5½% Exchangeable Guaranteed Notes due March 15, 2003 issued by Ashanti Capital and guaranteed by Ashanti and not otherwise held by Ashanti (the "Existing Notes"), pursuant to the scheme of arrangement described herein without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act after a hearing before the Grand Court of the Cayman Islands (the "Cayman Court") to sanction the Scheme of Arrangement (defined below), and the sanction of the Scheme of Arrangement by the Cayman Court. This replaces our letter dated March 6, 2002.

A. Background

Ashanti Capital is a limited liability company incorporated under the laws of the Cayman Islands and is the issuer of the Existing Notes. Newco is set up as a limited liability company incorporated under the laws of the Cayman Islands and will be the issuer of the New Exchangeable Notes. Ashanti, a company incorporated with limited liability and registered under the laws of the Republic of Ghana, is an international gold mining and exploration group with six producing mines in four African countries - Ghana, Guinea, Tanzania and Zimbabwe. Ashanti is the guarantor of the Existing Notes and will be the guarantor of the New Exchangeable Notes. The Existing Notes are listed on the New York Stock Exchange ("NYSE") and the London Stock Exchange ("LSE"). Ashanti's ordinary shares of no par value (the "Ashanti Shares") have a dual primary listing on the LSE and the Ghana Stock Exchange ("GSE").

On January 25, 2002, Ashanti announced that it had agreed in principle with an ad hoc committee (the "Ad Hoc Committee") of the holders of the Existing Notes (as defined herein) to a proposed restructuring of the Existing Notes (the "Proposed Restructuring"). The principal terms of the Proposed Restructuring are as follows:

- Exchange of $54,642,750 of the Existing Notes (representing 25% of the Existing Notes) for Ashanti Shares at $3.70 per Ashanti Share,[1]

- Exchange of $163,928,250 of the Existing Notes (representing 75% of the Existing Notes) for $163,928,000 of New Exchangeable Notes,[2]

- The New Exchangeable Notes will be exchangeable into Ashanti Shares at any time at an initial exchange price equal to the higher of: (a) $5.03, representing 130% of the volume-weighted average closing price of Ashanti's global depositary shares, each representing one Ashanti Share (the "GDSs"), over a period of 30 trading days on the NYSE immediately prior to the in-principle conditional announcement of the transaction issued by Ashanti on January 25, 2002 (the "Announcement"); and (b) 125% of the volume-weighted average closing price of Ashanti's GDSs over a period of 30 trading days on the NYSE immediately following the Announcement,

- The New Exchangeable Notes will be mandatorily redeemable by Ashanti or Newco in semi-annual instalments of $12 million commencing on December 31, 2003 to the extent not already exchanged. The balance of any New Exchangeable Notes not exercised or redeemed will be repayable in full on June 30, 2008. Ashanti or Newco also have the option on each semi-annual redemption date to redeem an additional $12 million of New Exchangeable Notes, and

1 The Ashanti Shares to be issued on the completion of the Proposed Restructuring will be identical to existing Ashanti Shares currently in issue. Ashanti Shares to be issued on completion of the Proposed Restructuring will be listed on the GSE, the NYSE and the LSE.

2 The New Exchangeable Notes will be listed on the NYSE and the LSE. The New Exchangeable Notes will be exchangeable for Ashanti Shares.

- Ashanti will, when the New Exchangeable Notes are issued, pay to the then Holders an exchange fee of 2% of the face value of the then outstanding Existing Notes. In the aggregate, this payment will amount to approximately $4.37 million.

The Proposed Restructuring is intended to be implemented by way of a scheme of arrangement (the "Scheme of Arrangement") under Section 86 of the Companies Law (2001 Second Revision) of the Cayman Islands (the "Cayman Companies Law") to be sanctioned by the Cayman Court, and is subject to a number of conditions, which are described herein.[3]

Pursuant to the requirements of the Cayman Companies Law, Ashanti Capital will apply to the Cayman Court to issue an order providing for the calling and holding of the meeting of Holders (defined below) to consider and approve the Scheme of Arrangement. This meeting must be held before the Court Hearing referred to below. The sanction of the Scheme of Arrangement by the Holders is a condition to the effectiveness of the Scheme of Arrangement, as is the sanction of the Scheme of Arrangement by the Cayman Court.[4] Each of the Holders will receive a scheme document (the "Scheme Document") and an offering memorandum comprising of the listing particulars to be issued in the Proposed Restructuring (the "Listing Particulars"). Ashanti Capital will request the Cayman Court to set the meeting of the Holders and, assuming that the required votes are obtained, the Scheme of Arrangement will be the subject of a hearing before the Cayman Court as soon as reasonably practicable thereafter (the "Court Hearing").

This letter requests confirmation that, based on the facts and circumstances described herein, the Division will not recommend any enforcement action to the Commission if, in connection with the Proposed Restructuring, (a) Ashanti issues new Ashanti Shares and (b) Newco issues the New Exchangeable Notes, in each case, in exchange for the Existing Notes, pursuant to the Scheme of Arrangement, without registration under the Securities Act in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act, after the hearing before the Cayman

---

3 In addition to the other conditions described herein, the Proposed Restructuring will be subject to the following conditions: (1) the passing of all resolutions required to implement the Proposed Restructuring at an Extraordinary General Meeting of Ashanti; (2) the admission of the new Ashanti Shares to be issued pursuant to the Proposed Restructuring and the New Exchangeable Notes to: (a) the Official List of the UK Listing Authority becoming effective in accordance with paragraph 7.1 of the Listing Rules issued by the UK Listing Authority and the admission to trading of such securities on the main market of the London Stock Exchange for listed securities becoming effective in accordance with the London Stock Exchange Admission and Disclosure Standards; and (b) the NYSE; (3) admission of the new Ashanti Shares to be issued pursuant to the Proposed Restructuring to the First List of the GSE; (4) the approval to the Proposed Restructuring of Ashanti's majority hedge counter-parties (as defined in an agreement dated 23 October 2000 between Ashanti and its hedge counter-parties dealing with the suspension of margin); (5) the approval of the Proposed Restructuring of Ashanti's lending banks or the repayment of Ashanti's existing revolving credit facilities; (6) the approval of the Governor of the Bank of Ghana to the issue of the guarantee by Ashanti in respect of the New Exchangeable Notes; and (7) a permanent restraining order of the United States Bankruptcy Court under Section 304 of Title II of the United States Code being made to give effect to the Proposed Restructuring as a matter of United States law.

4 Ashanti reserves the right to waive or amend certain conditions (including with the approval of the Ad Hoc Committee in respect of the condition relating to the permanent restraining order of the United States Bankruptcy Court). However, the sanctioning of the Scheme of Arrangement by the Holders and by the Cayman Court cannot be waived by Ashanti as conditions to the effectiveness of the Scheme of Arrangement.

Court to sanction the Scheme of Arrangement, and the sanction of the Scheme of Arrangement by the Cayman Court. This letter further requests confirmation that the Division will not recommend any enforcement action if such new Ashanti Shares and New Exchangeable Notes are resold in conformity with the limitations set forth herein.

B. The Scheme of Arrangement

Under the Scheme of Arrangement, the holders as at the record date (which will not be earlier than the posting of the Scheme Document and the Listing Particulars) in connection with the Scheme of Arrangement (the "Holders") will be given the opportunity to elect, subject to countervailing elections, to vary the proportions in which they receive new Ashanti Shares and New Exchangeable Notes to which they are entitled in exchange for the Existing Notes (the "Election"). However, under the Scheme of Arrangement, the maximum amount of Ashanti Shares to be issued will be 14,768,310 new Ashanti Shares (representing 25% of the Existing Notes) and the maximum amount of New Exchangeable Notes to be issued will be $163,928,000 (representing 75% of the Existing Notes). Accordingly, the ability to satisfy the Elections made by the Holders will depend on the extent to which other Holders make offsetting elections. To the extent that Elections cannot be satisfied in full, they will be scaled down on a pro-rata basis.

In order for the Scheme of Arrangement to be implemented, it must be approved by the Holders at a meeting called pursuant to an order of the Cayman Court (the "Court Meeting"). Approval of the Scheme of Arrangement requires the affirmative vote of a majority in number representing 75% in value of the Holders present and voting, either in person or by proxy, at the Court Meeting. Certain Holders, comprising the Ad Hoc Committee,[5] holding in the aggregate approximately 62% of the Existing Notes, have entered into written undertakings with Ashanti pursuant to which such Holders have agreed, when solicited, to vote in favor of the Proposed Restructuring.[6]

Approximately one month in advance of the Court Meeting, the Scheme Document, the Listing Particulars and accompanying proxy forms, which contain information concerning the Scheme of Arrangement and the rights of the Holders, will be sent to the Holders. The Scheme Document contains information about the rights of each Holder to appear and be heard at the Court Meeting and at the Court Hearing. The Scheme Document will also contain the date, time and place of the Court Hearing.

If the requisite Holder approvals are obtained at the meeting, a petition

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5 The Ad Hoc Committee represents Holders comprising of Liberties Strategic Services Limited/Sodipar SA, Millennium Management LLC and funds of Franklin Templeton Investments (comprising Franklin Custodian Funds, Inc., Franklin Income Securities Fund and Franklin SICAV Income Fund).

6 The Ad Hoc Committee Holders also agreed not to sell or otherwise dispose of any securities of Ashanti or any economic interest therein for 30 trading days following the date of the announcement of the Proposed Restructuring on 25 January 2002. Thereafter, each such Holder agreed that it may sell or otherwise dispose of any Existing Notes or any economic interest therein prior to completion of the Proposed Restructuring only if it procures that the proposed transferee enters into a similar undertaking with Ashanti.

will be presented to the Cayman Court by Ashanti Capital requesting the Cayman Court to sanction the Scheme of Arrangement. The Cayman Court will conduct the Court Hearing in open court on such petition at which all Holders will be entitled to be present and be heard. As explained further in the attached letter from Cayman Islands counsel, in order to sanction the Scheme of Arrangement the Cayman Court will consider, among other things, whether the Scheme of Arrangement is fair to the Holders.

In support of this request, and in accordance with the Staff's requirement set forth in Revised Staff Legal Bulletin No. 3, October 20, 1999 (the "Staff Bulletin"), we attach opinions dated 6 March and 28 May, 2002 from Maples and Calder (together, the "Opinion"), Cayman Islands counsel to Ashanti, confirming the foregoing information regarding the proceedings before the Cayman Court and the determinations to be made by it in connection with its sanction of the Scheme of Arrangement. The Opinion also confirms that, in connection with the Court Hearing, the Cayman Court will be advised that its sanction of the Scheme of Arrangement will be the basis for qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) with respect to the Ashanti Shares and New Exchangeable Notes to be issued pursuant to the Scheme of Arrangement.

C. Legal Analysis and Discussion -- Section 3(a)(10)

Section 3(a)(10) of the Securities Act provides, in relevant part, an exemption from the registration requirements of the Securities Act for "... any security which is issued in exchange for one or more bona fide outstanding securities ... where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court ... or other governmental authority expressly authorized by law to grant such approval." The statutory prerequisites to be met by an issuer claiming a Section 3(a)(10) exemption are thus: (a) an exchange of securities; (b) a hearing on the fairness of the exchange at which all persons to whom securities will be issued under such exchange may appear and be heard; and (c) approval by a court or other authorized governmental entity. All of these elements of the Section 3(a)(10) exemption will clearly be satisfied in connection with the Scheme of Arrangement. Moreover, the Staff has previously taken "no-action" positions under Section 3(a)(10) of the Securities Act with respect to securities issued pursuant to schemes of arrangement approved by the Cayman Court under the Cayman Companies Law. See EXEL Limited; Mid Ocean Limited; Exel Merger Company Ltd. (July 2, 1998); LAC Minerals Limited (June 27, 1991).

The Staff's interpretations of these statutory requirements have been well established through the "no-action" letter process and are further clarified in the Staff Bulletin. In the Staff Bulletin, the Staff has set out the specific preconditions it believes must be met in order for an issuer to be eligible for the 3(a)(10) exemption: (i) the securities for which exemption is sought must be issued in exchange for securities, claims, or property interests, and cannot, with certain exceptions, be issued for cash; (ii) a court must approve the fairness of the terms and conditions of the exchange; (iii) before approving the exchange, the court must find that the terms and conditions of the exchange are fair to those to whom securities would be issued; (iv) the issuer must advise the court before the court hearing that the court's approval of the exchange will form the basis of the issuer's reliance on the Section 3(a)(10) exemption; (v) before approving the exchange, the court must hold a hearing on the fairness of the terms and conditions of the exchange; (vi) the fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange; (vii) adequate notice must be given to all those persons of their right to attend the hearing, as well as adequate information necessary to assert that right; and (viii) there can not be any improper impediments to the appearance of those persons at the hearing.

In the case of a foreign court, the Staff also indicated in the Staff Bulletin that the issuer must provide the Division with an opinion from counsel licensed to practice in the foreign jurisdiction in question to the effect that before the foreign court can give its approval, it must consider the fairness to persons receiving securities in the exchange. In our view, all of these specifications of the Staff for an issuer to be able to use the Section 3(a)(10) exemption will be satisfied in connection with the Scheme of Arrangement.

(i) Exchange for Securities. Under the Scheme of Arrangement, Existing Notes will be exchanged for (a) Ashanti Shares and (b) New Exchangeable Notes.[7]

(ii) Court Fairness Approval. The Scheme of Arrangement can become effective only after it has been voted on and approved by the Holders and sanctioned by the Cayman Court. The Division has indicated previously that the term "any court" in Section 3(a)(10) includes foreign courts and this approach is clearly reiterated in the Staff Bulletin. In addition, "no-action" letters have addressed the availability of the exemption in the case of approval by courts in a variety of jurisdictions. A few of the recent examples that can be cited in addition to EXEL Limited and LAC Minerals are: ForBio Inc. (September 23, 1998) (Supreme Court of Queensland, Australia); Staffmark, Inc. (September 3, 1998) (High Court of Justice, England); China Light & Power Company, Limited; CLP Holdings (January 2, 1998 (High Court of the Hong Kong Special Administrative Region); Source Media, Inc.; Cableshare Inc (December 3, 1996) (Ontario Court of Justice); Evander Gold Mines Limited (November 8, 1996) (Supreme Court of South Africa); Ashanti Goldfields Company Limited (October 17, 1996) (Supreme Court of Victoria, Australia); and Microsoft Corporation (April 8, 1994) (Quebec Superior Court). In LAC Minerals, the Division specifically indicated that the Cayman Court constitutes a court within the meaning of Section 3(a)(10) and addressed

[7] Ashanti will, upon completion of the Proposed Restructuring, also pay to the then Holders a cash exchange fee of 2% of the face value of the then outstanding Existing Notes. The language of the Securities Act provides that the exemption is available for exchanges "partly for cash." The Staff has, in the Staff Bulletin (see footnote 5 thereof), expressed its view that the level of cash involved in an exchange must not "change its nature," but have specifically noted that transactions that are "predominantly exchanges" where the cash component is "intended merely to permit flexibility" are exempt under Section 3(a)(10). Further, our review of a number of "no-action" letters indicates that the Staff is not concerned with cash received by the transferee since it is well established that there is no limitation on the use of cash by the transferor to sweeten the terms of the exchange.

the nature of the findings required to be made by the Cayman Court in approving the Scheme of Arrangement to determine that these constituted a review of the fairness and reasonableness of the exchange of the type to which the exemption is applicable. Indeed, the LAC Minerals letter was seminal in its recitation of the standards to be met by the reviewing court, and is cited in many subsequent "no-action" letters, including the EXEL Limited letter. We have been advised by Maples and Calder that Section 86 of the Cayman Companies Law is identical to Section 85 of the earlier version of the Cayman Companies Law pursuant to which EXEL Limited and LAC Minerals received "no-action" letters. Moreover, the enclosed Opinion confirms that, under applicable case law, in sanctioning the Scheme of Arrangement, the Cayman Court has a duty to see that the scheme is fair to the Holders.

(iii) Hearing Requirement. As indicated above, under Section 86 of the Cayman Companies Law, prior to giving its sanction the Cayman Court will hold the Court Hearing to determine whether the terms and conditions of the exchange contemplated by the Scheme of Arrangement are fair to the Holders.

(iv) Court Awareness of Section 3(a)(10). As indicated above, the Cayman Court will be advised that its sanction of the Scheme of Arrangement will be the basis for qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) with respect to the Ashanti Shares and New Exchangeable Notes to be issued pursuant to the Scheme of Arrangement.

(v) Open Hearing. In accordance with the requirement of a hearing in open Court under Section 86 of the Cayman Companies Law, each Holder will have the right to appear and be heard at the Court Hearing.

(vi) Notice. In order to provide appropriate notice of the Court Hearing in a timely matter, each Holder will be notified in the Scheme Document of the date, time and place of the Court Hearing and of its right to appear at such hearing. The Scheme Document will explain the right of the Holder to attend the Court Hearing and to be heard, as well as other information relating to the Proposed Restructuring.

(vii) No Improper Impediments. The Court Hearing will be public and open to all Holders. There are no restrictions or prerequisites to attendance at the Court Hearing, and any Holder present will be permitted to speak.

(viii) Sufficient Knowledge. The Division has indicated in the Staff Bulletin that the reviewing court "must have sufficient information before it is to determine the value of both the securities, claims or interests to be surrendered and the securities to be issued in the proposed transaction." The Cayman Court will be provided with copies of the Scheme of Arrangement, the Scheme Document and the Listing Particulars, which include detailed financial information. Indeed, the Scheme of Arrangement, the Scheme Document and the Listing Particulars are being provided to the Cayman Court in connection with Ashanti Capital's preliminary application to the Cayman Court requesting it to call the Court Meeting. In addition, Ashanti Capital will endeavor to provide to the Cayman Court with any other information it may request in connection with its review of the transaction.

Based on the foregoing analysis, we are of the opinion that the issuance of the Ashanti Shares and New Exchangeable Notes to the Holders in exchange for the Existing Notes is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof. We respectfully request that the Division confirm that this opinion is correct or, alternatively, that the Division confirm that it will not recommend any enforcement action to the Commission if the Ashanti Shares and New Exchangeable Notes are issued to the Holders upon implementation of the Scheme of Arrangement without compliance with the registration provisions of the Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act.

D. Resale Limitations

It is our understanding, based on "no-action" letters and the Staff Bulletin, that the resale status of the Ashanti Shares and New Exchangeable Notes, assuming that such Ashanti Shares and New Exchangeable Notes are not registered upon issuance or thereafter under the Securities Act in reliance upon the Section 3(a)(10) exemption therefrom, will be as follows:

(a) The Ashanti Shares and New Exchangeable Notes received in the Scheme of Arrangement would not be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

(b) Persons who were (i) not affiliates of Ashanti before the effective time of the Scheme of Arrangement at the time of the meeting of Holders, or (ii) affiliates of Ashanti after the effective time of the Scheme of Arrangement, would be permitted to sell any Ashanti Shares and New Exchangeable Notes received in the Scheme of Arrangement without regard to Rule 144 or Rule 145(c) and (d) under the Securities Act.

(c) Persons who were affiliates of Ashanti before the effective time of the Scheme of Arrangement at the time of the meeting of the Holders, but who are not affiliates of Ashanti after the effective time of the Scheme of Arrangement, would be persons described in Rule 145(c) and would be permitted to resell any Ashanti Shares and New Exchangeable Notes they receive pursuant to the Scheme of Arrangement in the manner permitted by Rule 145(d). Such persons would be permitted to sell Ashanti Shares and New Exchangeable Notes in the manner permitted by Rule 145(d)(1) (without regard to the holding period required by Rule 144(d)). In computing the holding period of the Ashanti Shares and New Exchangeable Notes for the purposes of Rule 145(d)(2) or (3), however, such persons would not be permitted to "tack" the holding period of their Existing Notes.

(d) Persons who were affiliates of Ashanti before, and who are affiliates of Ashanti after, the effective time of the Scheme of Arrangement may resell any Ashanti Shares and New Exchangeable Notes they receive upon implementation of the Scheme of

Arrangement pursuant to Rule 145(d)(1) without regard to the holding period required by Rule 144(d).

We respectfully request that the Division confirm that it will not recommend any enforcement action to the Commission if resales of the Ashanti Shares and New Exchangeable Notes issued pursuant to the Scheme of Arrangement are made in conformity with the restrictions set forth above.

E. Timing Considerations

We note the applicability to the Scheme of Arrangement of the practical timing issue described in point 3 of the Staff Bulletin since, under Section 86 of the Cayman Companies Law, the Court Hearing may be held only after the Holders have approved the Scheme of Arrangement at the meeting called by the Cayman Court. This raises the concern that, at the time of the mailing of the Scheme Document and Listing Particulars (which is scheduled to be made on or around the end of March or early April in 2002), not all of the technical requirements for the 3(a)(10) exemption will have been met, and the offering of the Ashanti Shares and New Exchangeable Notes pursuant to the Scheme of Arrangement will not have been registered under the Securities Act. The Scheme of Arrangement will not, of course, be effective unless the Cayman Court sanctions such Scheme of Arrangement at the Court Hearing. This sequence of events is typical in schemes of arrangement of this type, which have frequently been the subject of "no-action" letters for exemptions under Section 3(a)(10). The Staff Bulletin indicates that "[i]n these situations, the Division has not objected to a vote before a fairness hearing, even though this means an investment decision is made before the fairness hearing." In accordance with the Staff Bulletin, Ashanti Capital will submit to the Cayman Court the Scheme Document and Listing Particulars before it mails the Scheme Document and Listing Particulars to the Holders.

Should you have any questions or require additional information, please feel free to call (collect) the undersigned at (212) 530-5446. We would request, however, that you kindly contact the undersigned prior to the issuance of a written response to the "no-action" positions requested herein. Thank you very much for your cooperation and consideration in this matter.

Very truly yours,

Mark L. Weissler

MAPLES and CALDER

Cayman Islands Attorneys-at-Law

PO Box 309GT, Ugland House
South Church Street, George Town
Grand Cayman, Cayman Islands

Telephone: 1(345) 949 8066
Facsimile: 1(345) 949 8080
Email: info@maplesandcalder.com

28th May 2002

By Fax: 1 530 212 5219

& by Courier

Mark L. Weissler Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10019
United States of America

Dear Mark

Ashanti Capital Limited (the "Company")

We refer to the letter from the London office of Maples and Calder to you dated 6 March, 2002 in respect of which you have asked us to amplify certain matters. In particular, we understand that the SEC would prefer to see the statutory and case law authority which supports the opinions expressed in that letter. You should note that our original letter was erroneously headed "Ashanti Goldfields (Cayman) Limited (the "**Company**")"; it should have been headed "Ashanti Capital Limited (the "**Company**")".

We have acted as Counsel as to Cayman Islands law to the Company in connection with a proposed scheme of arrangement (the "**Scheme**") under Section 86 of the Companies Law (2001 Second Revision) of the Cayman Islands (the "**Companies Law**"), whereby the Company seeks to exchange new notes and new shares for its 5½% Exchangeable Guaranteed Notes Due 2003 (the "**Notes**"). The proposed restructuring is more fully described in your letter, dated 6th March, 2002, to the Division of Corporation Finance (the "**Division**") of the United States Securities and Exchange Commission (the "**SEC**"), seeking confirmation from the SEC Staff that the Division will not recommend enforcement if new notes and new shares are exchanged for the Notes without registration under the US Securities Act of 1933, as amended from time to time (the "**Securities Act**"), in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act.

You have asked us to describe certain procedures under Section 86 of the Companies Law with respect to the Scheme and to confirm certain statements made in your letter to the Division. In rendering this letter, we have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1 a final proof of the Scheme document (comprising, inter alia, the explanatory statement and the Scheme) dated 15th May, 2002; and

1.2 a final proof of the offering memorandum comprising of the listing particulars, dated 15th May, 2002, to be issued in the proposed restructuring.

We are providing this letter to you only as to, and based on, circumstances and matters of fact existing and known to us on the date of this letter. This letter only relates to the laws of the Cayman Islands which are in force on the date of this letter.

Section 86 Companies Law

Under the heading "*Arrangements and Reconstructions*" Section 86 states:

> *"(1) Where a compromise or arrangement is proposed between a company and its creditors or any class of them, or between the company and its members or any class of them, the Court may, on the application of the company or of any creditor or member of the company, or where a company is being wound up, of the liquidator, order a meeting of the creditors or class of creditors, or of the members of the company or class of members, as the case may be, to be summoned in such a manner as the Court directs.*
>
> *(2) If a majority in number representing seventy-five per cent in value of the creditors or class of creditors, or members or class of members, as the case may be, present and voting either in person or by proxy at the meeting, agree to any compromise or arrangement, the compromise or arrangement shall, if sanctioned by the Court, be binding on all the creditors or the class of creditors, or on the members or class of members, as the case may be, and also on the company or, where a company is in the course of being wound up, on the liquidator and contributories of the company.*
>
> *(3) An order made under subsection (2) shall have no effect until a copy of the order has been delivered to the Registrar for registration, and a copy of every such order shall be annexed to every copy of the memorandum of association of the company issued after the order has been made, or, in the case of a company not having a memorandum, of every copy so issued of the instrument constituting or defining the constitution of the company.*
>
> *(4) If a company makes default in complying with subsection (3), the company and every officer of the company who is in default shall be liable to a fine of two dollars for each copy in respect of which default is made.*
>
> *(5) In this section the expression "company" means any company liable to be wound up under this Law and the expression "arrangement" includes a reorganisation of the share capital of the company by the consolidation of shares of different classes or by the division of shares into shares of different classes or by both those methods."*

The established practice of the Grand Court of the Cayman Islands (the "**Grand Court**") on applications under Section 86 is substantially the same as the equivalent English practice and procedure with respect to substantive law aspects of the proceeding with some minor variations (see Re Universal Tours Ltd and Re General Oriental Investments Ltd[1] and the established practice of the Grand Court[2]) including the standards for determining the fairness of the transaction. Section 86 of the Companies Law is identical to Section 85 of the earlier version of the Companies Law, as in effect in 1991 and 1998.

An application under Section 86 of the Companies Law has been described in decided English cases which relate to the equivalent provisions under Section 425 of the English Companies Act 1985 (or Section 206 of the English Companies Act 1948, or earlier English enactments from which it is derived) which section is in all material respect the same as Section 86 of the Companies Law. These cases will be highly persuasive in the Grand Court and are likely to be applied in the same way as they would in the English Courts.

Section 86 of the Companies Law applies to a compromise or arrangement. The word "arrangement" has been interpreted very widely by the English Courts (see Mercantile Investment and General Trust Co. v International Co. of Mexico[3]) and its meaning in the equivalent English section has been held not to be limited to something analogous to a compromise (see Re Guardian Assurance Co.[4]). Schemes ranging from a simple re-arrangement of the rights of classes of shareholders to complex amalgamations involving a variety of companies, with a complete reorganisation of their share and loan capital, have been held to fall within the ambit of the section. Courts have held that schemes involving the modification of the rights of debenture-holders, shareholders and other creditors may be sanctioned. Further, it has been held that a scheme may involve the acquisition by one company of the whole share capital of another (see Re National Bank Ltd.[5] and Re Hellenic & General Trust Ltd.[6]) and the acquisition by the majority of the minority's shares (see Sun Alliance Insurance v IRC[7]). In conclusion therefore we confirm that in our opinion the proposed transaction as structured involving the Company and the Noteholders is a scheme of arrangement within the meaning and application of Section 86.

As to the function of the Court, Re Anglo-Continental Supply Co. Limited[8] held that in exercising its power of sanction the Court will see:

> "*First, that the provisions of the statute have been complied with. Secondly, that the class was fairly represented by those who attended the meeting and that the statutory majority are acting bona fide and are not coercing the minority in order to promote interests adverse to those of the class whom they purport to represent, and, Thirdly, that the arrangement is such as a man of business would reasonably approve.*"

Maugham J. elaborated on this duty formulation, stating that the duty of the Court is, among other things, to determine whether "*the proposal is such that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve*". (See Re Dorman, Long and Company Ltd.[9]). In a later case, Plowman J. in Re National Bank[10] added to this formulation by concluding as follows:

---

[1] [1994-95] C.L.I.R. N8 and [1997] C.L.I.R. N6; Maples and Calder acted for the applicant companies in both of these cases.
[2] Pursuant to section 18(2) of the Grand Court Law.
[3] [1893] 1 Ch. 484 n(2), per Fry L.J.
[4] [1917] 1 Ch. 431.
[5] [1966] 1 W.L.R. 819.
[6] [1975] 3 A.E.R. 382.
[7] [1972] 1 Ch. 133.
[8] [1922] 2 Ch. 723 at 736, per Ashbury J.
[9] [1934] 1 Ch. 635 at 657.
[10] Loc. cit. at 829.

"*Under Section 206 an arrangement can only be sanctioned if the question of its fairness has first of all been submitted to the court.*"

The reference to Section 206, is to Section 206 of the English Companies Act 1948 (which is identical in all material respects to Section 86 of the Companies Law) which was re-enacted as Section 425 of the English Companies Act 1985.

In sanctioning an arrangement under Section 86 of the Companies Law the Grand Court therefore has a duty to see that the Scheme is fair as discussed above. If the explanatory statement circulated to Noteholders and Note Investors (being persons who hold a beneficial or other proprietary interest in the Notes as at the Scheme record date) provides fair disclosure and the Scheme is approved by the requisite majority at the meeting convened by the Grand Court, the Grand Court, in the absence of a challenge to the Scheme, will be slow to differ from the vote of the Noteholders. However, the fact that the Scheme may not be challenged at the hearing before the Grand Court or the fact that the Scheme is approved by the requisite vote of Noteholders, will not relieve the Grand Court of its duty to see that the Scheme is fair to each class of Noteholders. The explanatory statement circulated to Noteholders has already been submitted to and will be considered by the Grand Court in connection with its determination on whether to sanction the Scheme. It is our opinion that the Grand Court would not sanction the arrangement if it finds the disclosure in the explanatory statement unfair or misleading.

Once the sanction of the Grand Court has been given to the Scheme and it has been registered with the Registrar of Companies then the arrangements set out therein are binding on all the Noteholders who were parties to the Scheme and on the Company pursuant to section 86(2).

In addition, the Company has already advised the Grand Court prior to the hearing of the Petition that the Grand Court's sanctioning of the Scheme will be the basis for qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof with respect to the new shares and new notes to be issued in exchange for the Notes pursuant to the Scheme.

For the avoidance of doubt, we confirm that we express no view as to the commercial terms of the Scheme or whether such terms represent the intentions of the parties and make no comment with regard to the representations which may be made by the Company. This letter is addressed to you and, save for disclosure to the Division as referred to above, may not, without our prior written consent, be disclosed by you to any third party.

We trust this clarifies the position but please do not hesitate to contact us if you would like further information or assistance.

Yours faithfully

Maples and Calder

Maples and Calder

CDM\DZS\018333\921429\JQZ901!
28 May, 2002

MAPLES and CALDER
Europe

Cayman Islands Attorneys-at-Law
7 Princes Street, London EC2R 8AQ
Tel: 44 (0)20 7466 1600 Fax: 44 (0)20 7466 1700
Email: ukinfo@maplesandcalder.com

6 March, 2002

Mark L. Weissler
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10019

RE: ASHANTI GOLDFIELDS (CAYMAN) LIMITED (THE "COMPANY")

Dear Mark,

We have acted as counsel as to Cayman Islands law to the Company in connection with a proposed scheme of arrangement (the "Scheme") under Section 86 of the Companies Law (2001 Second Revision) of the Cayman Islands (the "Companies Law"), whereby the Company seeks to exchange new notes and shares for its 5½% Exchangeable Guaranteed Notes Due 2003 (the "Notes"). The proposed restructuring is more fully described in your letter, dated March 6, 2002, to the Division of Corporation Finance (the "Division") of the United States Securities and Exchange Commission (the "SEC"), seeking confirmation from the SEC Staff that the Division will not recommend enforcement if new notes and shares are exchanged for the Notes without registration under the Securities Act of 1933, as amended from time to time (the "Act"), in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act.

You have asked us to describe certain procedures under Section 86 of the Companies Law with respect to the Scheme and to confirm certain statements made in your letter to the Division. In rendering this letter, we have reviewed originals, copies, drafts or conformed copies of the following documents;

1.1 A draft of the Scheme dated 27 February 2002;

1.2 A draft of the offering memorandum comprising of the listing particulars, dated 27 February 2002, to be issued in the proposed restructuring; and

1.3 A draft of the Scheme document dated 27 February 2002.

We are providing this letter to you only as to, and based on, circumstances and matters of fact existing and known to us on the date of this letter. This letter only relates to the laws of the Cayman Islands which are in force on the date of this letter.

Section 86 Companies Law

The established practice of the Grand Court on applications under Section 86 is normally to apply the relevant English practice and procedure with some minor variations. Section 86 of the Companies Law is identical to Section 85 of the earlier version of the Companies Law, as in effect in 1991 and 1998.

The Scheme

Based upon our prior experience in order for the Scheme to be come effective it will be necessary for the Company to carry out the following steps:

(a) The Company shall apply by way of ex parte Originating Summons to convene a meeting. That application must be supported by an affidavit setting out, inter alia, the terms of the proposed Scheme and exhibiting a draft of the circular to the Noteholders. The hearing of the Originating Summons is not in open Court.

(b) The Grand Court will determine, inter alia, whether the draft circular to the Noteholders is fair and, as far as possible, gives all information reasonably necessary to enable the Noteholders to determine how to vote. Assuming that the Court exercises its discretion to convene a meeting of the Noteholders, then we consider it is likely that it will direct, inter alia, that:

(i) a person be appointed as chairman of the meeting;
(ii) the chairman report the result of the meeting to the Grand Court;
(iii) reasonable notice of the meeting be given to the Noteholders enclosing a copy of the proposed Scheme together with an approved form of proxy;

The Noteholders will be entitled to attend, to be heard and to vote at the meeting.

(c) If a majority in number representing 75% in value of the Noteholders present and voting either in person or by proxy at the meeting agree to the proposed Scheme then the Company shall present a Petition seeking the sanction of the Grand Court of the proposed Scheme.

(d) The Grand Court has a discretion whether or not to sanction the proposed Scheme, and if so, whether to impose conditions. Before deciding whether to exercise its discretion the Grand Court will consider the fairness of the proposed Scheme, and in particular a number of matters, including, but not necessarily limited to:

(i) that the proposed Scheme is an arrangement or compromise within the meaning of section 86;
(ii) that the Noteholders passed the resolution by the statutory majority in value and in number in accordance with section 86(1) at the meeting duly convened and held:
(iii) the Noteholders who attended and voted at the meeting are fairly representative of the class approving the Scheme and that the statutory

majority did not coerce the minority in order to promote interests adverse to those of the class whom they purport to represent;

(iv) the proposed Scheme is such as a man of business would reasonably approve.

The Grand Court will not sanction the proposed Scheme if it were unfair to the Notcholders. We are of the opinion therefore that if the Grand Court sanctions the proposed Scheme then it has impliedly determined that the proposed Scheme is fair to the Noteholders.

(e) The hearing of the Petition is in open Court. All Noteholders (whether or not they attended and/or voted at the meeting, and irrespective of whether they voted for or against the Scheme, or chose not to vote) will be entitled to attend, and to appear and to be heard at the hearing. The Company has undertaken to inform the Grand Court before the hearing that it will rely on the Section (3)(a)(10) exemption and, having obtained the sanction of the Grand Court, it will not register the exchange under the Securities Act

(f) If the Grand Court sanctions the Scheme then the Company must deliver a copy of the court Order with the Registrar of Companies for registration. Upon delivery the Order is effective.

Once the sanction of the Grand Court has been given to the Scheme then the arrangements set out therein are binding on all the Noteholders who were parties to the Scheme and on the Company.

In addition, the Company will advise the Grand Court prior to the hearing that the Grand Court's sanctioning of the Scheme will be the basis for qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof with respect to the new shares and new notes to be issued in exchange for the Notes pursuant to the Scheme.

For the avoidance of doubt, we confirm that we express no view as to the commercial terms of the Scheme or whether such terms represent the intentions of the parties and make no comment with regard to the representations which may be made by the Company. This letter is addressed to you and, save for disclosure to the Division as referred to above, may not, without our prior written consent, be disclosed by you to any third party.

Yours faithfully,

Maples and Calder Europe

MAPLES and CALDER Europe